EXHIBIT 99.117

CONSENT OF ALBERTO BENNETT

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F/A being filed by Mercator Minerals Ltd. with the United States Securities and Exchange Commission in connection with the El Pilar Project 43-101F1 Technical Study Report, Feasibility Study dated November 9, 2011 (the “Feasibility Report”), which includes reference to my name in connection with information relating to the Feasibility Report and the properties described therein.

Date: December 7, 2011

/s/ Alberto Bennett ALBERTO BENNETT